SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

787 SEVENTH AVE.
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TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com
FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE

WRITER'S DIRECT NUMBER
(212)839-8694

. ADDRESS
ey.com

02042346

July 2, 2002

By Hand

Office of International Corporate Finance
Stop 0302
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUL 15 2002
THOMSON FINANCIAL P

JUL - 2 2002

Re: Caribbean Cement Company Limited
(the "Issuer"); File No. 82-3715

SUPPL

Dear Ladies and Gentlemen:

On behalf of the Issuer, we hereby furnish the following information required by Rule 12g3-2(b)(1) of the Securities Exchange Act of 1934 (the "1934 Act"):

1. Annual Report to the shareholders for the year ended December 31, 2001[1];
2. List of ten largest shareholders of the Issuer as of March 31, 2002[2];
3. List of directors' shareholdings of the Issuer as of March 31, 2002[2];
4. List of senior managers' shareholdings of the Issuer as of March 31, 2002[2];

---

1 As required to be distributed to all shareholders, under Rule 409 of the Jamaica Stock Exchange.

2 As required to be filed with the Jamaican Stock Exchange, under Rule 408 of the Jamaican Stock Exchange.

dlw 7/5

SCOTIABANK JAMAICA TRUST AND MERCHANT BANK LTD.
4th Floor
Scotiabank Centre
Corner Duke & Port Royal Streets
Kingston
Jamaica W.I.
Cable Address
"Scotia Trust"
Tel: (876) 922-1810-5

Scotiatrust

29TH April 2002

Mrs Cynthia Warmington
Company Secretary
Caribbean Cement Company Limited
Rockfort Plant
Kingston

Dear Mrs Warmington:

We enclose the following:-

1. Ten (10) Largest Shareholders

2. Directors Holding

3. Senior Managers Holding

Yours sincerely

J O Bishop

for Elaine Kepple (Mrs)
Operations Officer

/mj

encs.

CARIBBEAN CEMENT COMPANY LIMITED
LIST OF (10) TEN LARGEST SHAREHOLDERS
AS AT 31ST MARCH 2002

	NAME	NO. OF UNITS
1.	TCL NEVIS LIMITED	558,688,942
2.	TRINIDAD CEMENT LIMITED	71,876,497
3.	SCANCEM INTERNATIONAL (ST.LUCIA) LTD.	42,187,482
4.	SCOTIABANK JA. TRUST & MERCHANT BANK LIMITED - ACCOUNT 542	12,074,862
5.	ROYTRIN SECURITIES LIMITED	11,400,000
6.	NATIONAL INSURANCE FUND	6,394,833
7.	GLEANER SUPERANNUATION FUND	4,657,179
8.	SCOJAMPEN LIMITED	3,667,468
9.	WEST INDIES TRUST COMPANY ACCOUNT 109	3,488,494
10.	BELFAST ESTATES LIMITED	3,164,183

CARIBBEAN CEMENT COMPANY LIMITED

SHAREHOLDING OF DIRECTORS AS AT 31ST MARCH 2002

ARTHUR LOK JACK (Chairman)	-	NIL
RAFAEL ANEZ	-	NIL
ROLLIN BERTRAND	-	NIL
HOLLIS HOSEIN	-	NIL
WALTON JAMES	-	NIL
ALEEM MOHAMMED	-	NIL
YUSUFF OMAR	-	NIL
ALEJANDRO RODRIQUEZ	-	NIL
PAUL STOCKHAUSEN	-	NIL
BRIAN YOUNG	-	NIL

CARIBBEAN CEMENT COMPANY LIMITED

SHAREHOLDING OF SENIOR MANAGERS AS AT 31ST MARCH 2002

	NAMES	NO. OF UNITS
1.	FRANCIS A. HAYNES	NIL
2.	EARLINGTON BARRETT	177,961
3.	GEORGE BLACKWOOD	15,150
4.	MAXWELL BROOKS	4,500
5.	ORVILLE HILL	NIL
6.	ALICE HYDE	NIL
7.	DERRICK ISAAC	NIL
8.	DESMOND LEVY	23,000
9.	DALMAIN SMALL	1,125
10	CYNTHIA WARMINGTON	NIL
11.	PHIL YEUNG	NIL
12.	SHANE MATTHEWS	109,986

CONSOLIDATED UNAUDITED RESULTS FOR THE THREE MONTHS ENDED 31ST MARCH, 2002

CARIB CEMENT

The Directors of the Caribbean Cement Company Limited Report The Consolidated Unaudited Results for the Three Months Ended 31st March 2002.

DIRECTORS' STATEMENT

Caribbean Cement Company Limited's performance for the first quarter of 2002 represents significant improvement over the same period in 2001. Operating profit and net profit after tax increased by 83% and 100% respectively over the prior year period. Net profit after tax increased from $56.7M in 2001 to $113.0M in 2002.

The company's superior performance is directly related to a relative increase in market share and the continued improvement in operational efficiencies. Revenue for the period increased to $893M, $133M over the same period last year. Carib Cement's market share grew to 92% of the total market during the quarter as opposed to 82% for the same period in 2001. The absence of dumped imports from Indonesia and Thailand for part of the quarter largely contributed to this increase in revenues and market share.

Cement from Indonesia was imported into Jamaica in February 2002 and is currently being sold. Following a complaint from Carib Cement, the Anti Dumping and Subsidies Commission has once again ruled that this cement is dumped and is being traded unfairly. Once more however, retroactive duties have not been imposed on the suppliers of the dumped cement and we remain concerned that no effective action is being taken to safeguard your investment. We continue to seek government's intervention in this matter.

The outlook for the upcoming three months is guarded. Approximately 20,000MT of dumped cement remain in the market place and Carib Cement expects to see an erosion of its market share during this period. We will also be taking the opportunity later this year to carry out maintenance work, plant and environmental upgrades. During these periods, however, we wish to assure our customers that sufficient stocks will be on hand to ensure that market demand is fully supplied.

Notwithstanding, the members of the Board of Directors remain confident that the transformation begun over the past three years will be sustained. The performance during this quarter serves to underline the possibilities for Caribbean Cement Company Limited, once the playing field is leveled.

Director   Director

CONSOLIDATED PROFIT & LOSS ACCOUNT	J$' 000 Unaudited Three Months 31st March, 2002	J$' 000 Unaudited Three Months 31st March, 2001	J$' 000 Audited Year Ended 31st December, 2001
SALES (CEMENT TONNES)	153,519	158,875	599,484
REVENUE	**893,369**	**759,862**	**3,160,402**
OPERATING PROFIT	**181,772**	**99,369**	**517,323**
Finance Cost- Net	(23,647)	(23,522)	(122,914)
Profit Before Taxation	**158,125**	**75,847**	**394,409**
Taxation	(45,142)	(19,194)	(100,567)
GROUP NET PROFIT AFTER TAXATION	**112,983**	**56,653**	**293,842**
Earnings per ordinary stock unit			
Cents - Basic & Diluted	13.3	6.7	34.5

CONSOLIDATED UNAUDITED RESULTS FOR THE THREE MONTHS ENDED 31ST MARCH, 2002

The Directors of the Caribbean Cement Company Limited Report The Consolidated Unaudited Results for the Three Months Ended 31st March 2002.

CONSOLIDATED BALANCE SHEET

	J$' 000 Unaudited As At 31st March, 2002	J$' 000 Unaudited As At 31st March, 2001	J$' 000 Audited As At 31st December, 2001
Non-Current Assets	2,317,906	2,472,017	2,338,791
Current Assets	1,050,992	911,758	1,043,975
Current Liabilities	(1,514,047)	(1,581,626)	(1,636,783)
Non-Current Liabilities	(106,073)	(173,796)	(81,745)
Total Net Assets	**1,748,778**	**1,628,353**	**1,664,238**
Share Capital	425,569	425,569	425,569
Reserves	481,251	247,052	368,268
Shareholders' Equity	**906,820**	**672,621**	**793,837**
Deferred Gain	841,958	955,732	870,401
Group Equity	**1,748,778**	**1,628,353**	**1,664,238**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	J$' 000 Unaudited Three Months 31st March, 2002	J$' 000 Unaudited Three Months 31st March, 2001	J$' 000 Audited Year Ended 31st December, 2001
Balance at beginning of period (Originally Reported)	793,837	615,968	615,968
Prior period adjustments	-	-	(73,684)
Balance restated	793,837	615,968	542,284
Net Profit for period	112,983	56,653	293,842
Goodwill on acquisition of subsidiary	-	-	268
Dividends	-	-	(42,557)
Balance at end of period	**906,820**	**672,621**	**793,837**

CONSOLIDATED CASH FLOW STATEMENT

	J$' 000 Unaudited Three Months 31st March, 2002	J$' 000 Unaudited Three Months 31st March, 2001	J$' 000 Audited Year Ended 31st December, 2001
Group Net Profit after Taxation	**112,983**	**56,653**	**293,842**
Adjustment for non-cash items	65,201	34,128	147,597
	178,184	90,781	441,439
Change in working capital	(120,660)	(58,724)	(144,218)
Net cash generated by operating activities	57,524	32,057	297,221
Net cash (Used in) investing activities	(48,627)	(30,278)	(155,917)
Net cash generated by/(Used in) financing activities	61,427	111,572	(139,832)
Increase in cash and short term funds	70,324	113,351	1,472
Cash and short term funds - beginning of period	(81,374)	(82,846)	(82,846)
Cash and short term funds - end of period	**(11,050)**	**30,505**	**(81,374)**

Notes

CARIBBEAN CEMENT COMPANY LIMITED

RESOLUTION

I, **Cynthia M. Warmington, Secretary of Caribbean Cement Company Limited**, do HEREBY CERTIFY that the undermentioned is a true and correct copy of an ordinary resolution of the Company approved at the Annual General Meeting of the Company held at The Jamaica Pegasus Hotel, 81 Knutsford Boulevard, Kingston on the 17th day of May 2002.

RESOLVED

(a) "THAT the Balance Sheet and Profit & Loss Account for the year ended 31st December 2001, together with the Reports of the Directors and Auditors now submitted to this meeting, be and are hereby adopted"; and

(b) "THAT a final dividend of five cents per stock unit recommended therein, be and is hereby declared payable out of the Profits of the Company, in respect of the year under review, to the holders of ordinary stock units registered at the close of business on June 7, 2002 and be paid on July 22, 2002."

Dated the 27th day of May 2002

CYNTHIA M. WARMINGTON
COMPANY SECRETARY

TRINIDAD CEMENT LIMITED

NOTICE

TO THE SHAREHOLDERS OF TRINIDAD CEMENT LIMITED

In advertisements appearing in the daily newspapers on 25th June 2002, Cemex has published an intention to make an offer to acquire 100% of the shareholding of Trinidad Cement Limited (TCL). The proposed offer will be made conditional, inter alia, on the amendment of the Company's Articles of Continuance to remove the 20% limit and on the issue of a Foreign Investment Licence from the Ministry of Finance.

The Board of Directors will engage JP Morgan of New York to act as its investment banker and financial advisor. Thereafter, recommendations will be made to shareholders regarding the proposed offer.

On Tuesday 25th June 2002, the company received a letter from Sierra Trading (a Cemex subsidiary) requesting:

(a) a list of shareholders, and
(b) requisitioning the convening of a Special Shareholder Meeting

Shareholders are accordingly advised to await further recommendations of the Board.

BY ORDER OF THE BOARD

Alan Nobie
Secretary

25th June 2002

CEMEX announces intent to purchase all outstanding shares of Trinidad Cement Limited

MONTERREY, MEXICO, AND PORT OF SPAIN, TRINIDAD AND TOBAGO, W.I., June 24, 2002. - CEMEX S.A. de C.V. ("CEMEX", NYSE: CX), through its wholly owned indirect subsidiary, Cetacea Investments Limited ("Cetacea"), will promptly present to the shareholders of Trinidad Cement Limited ("TCL") a written conditional offer to acquire 249,765,136 issued and fully paid ordinary shares, with no par value, of TCL. The offer to purchase represents a bid for 100% of the total issued share capital of TCL including the shares owned by Sierra Trading ("Sierra"), a CEMEX subsidiary.

The offer price will be TT$ 7.15 per share, inclusive of accrued and unpaid dividends, payable in cash. The offer will expire 35 days after the date of offer, unless extended by Cetacea.

The transaction is valued at US$413 million, including the assumption of approximately US$104 million of TCL's net debt and US$16 million of minority interest, according to TCL's 2001 financial

statements. The transaction value represents a multiple to 2001 EBITDA of 8.7 times.

CEMEX, through Sierra, is a registered holder of 49,953,027 TCL shares and with 20% ownership, is the company's largest single shareholder. CEMEX has had active Board participation in TCL, TCL Holdings, and Caribbean Cement Company Limited.

TCL is the leading cement company within CARICOM (Caribbean Community), which includes 15 member states in the Caribbean. TCL has three cement manufacturing facilities located in Trinidad, Jamaica and Barbados, with a combined cement production capacity of approximately 1.85 million metric tons per year. It also operates a ready-mix business in Trinidad and Tobago. In addition to serving its domestic markets, TCL serves other CARICOM countries through exports from its cement plants.

In 2001, TCL achieved a consolidated sales volume of 1.54 million tons of cement and 239 thousand cubic meters of ready-mix.

Among other things, the offer is conditioned upon the valid tender and receipt (not, where permitted, withdrawn) during the offer period of TCL shares that will result in Cetacea holding TCL shares carrying no less than 50.01% of TCL's voting rights; the amendment of TCL's Articles to remove a provision that limits a person's right to have an interest in TCL shares or to control voting rights of the company in an amount that exceeds 20%; and Cetacea obtaining a Foreign Investment License from the Ministry of Finance. If any condition of the offer is not met, CEMEX reserves the right to withdraw the offer.

Cetacea intends to file an Offer and Bid Circular with the Trinidad and Tobago Securities and Exchange Commission shortly, in accordance with their proposed Take-Over By-Laws. Once the offer is launched, investors and security holders are advised to read the Offer and Bid Circular.

Goldman, Sachs & Co. is acting as financial advisor to CEMEX.

Copies of the Offer and Bid Circular will be available from the Offices of: Peter Clark, West Indies Stock

Brokers Limited ("WISE"), 23A Chacon Street, Port of Spain, Trinidad and Tobago. Tel: (868) 623-4861 / 625-9473 / 625-4010 Fax: (868) 627-5002 / 2128. Email: wiseltd@tstt.net.tt

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

This press release is for informational purposes only. The solicitation of offers to buy TCL shares will only be made pursuant to the offer to purchase and related materials that Cetacea will file and will send to TCL shareholders. This communication shall not constitute a solicitation of an offer to purchase in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This press release contains forward-looking statements concerning the financial condition, results of operations and business of CEMEX and the proposed acquisition of TCL. In some cases, you can identify forward looking statements by the words "will", "believes", "plans", "would" or similar expressions. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties and other important factors, including those that could cause actual results to differ materially from expectations based on forward looking statements made in this press release or elsewhere.

Contact Information:

Media Relations
Daniel Pérez Whitaker
(52-81) 8152 2747
daniel_pw@cemex.com

Investor Relations
Abraham Rodríguez
(52-81) 8328 3631
arodriguez@cemex.com

Analysts Relations
José Antonio González
(212) 317-6008
josegonzalez@cemex.com